Mail Stop 4561

December 20, 2006

Casper Zublin, Jr.
Chief Executive Officer
DynTek, Inc.
19700 Fairchild Road, Suite 230
Irvine, CA 92612

Re: DynTek, Inc.
       Amendment No. 2 to Form S-1
       Registration No. 333-135056
       Filed on December 11, 2006

Dear Mr. Zublin:

       This is to advise you that we have performed a limited review of the above registration statement and have the following comments. We will not conduct any further review of the registration statement, except for any amendments you file in response to our comments.

Recent Sales of Unregistered Securities, Page II-3

1.   We note that you are relying on the exemption from registration provided by Section 4(2) or Rule 506 in issuing the convertible note that was sold in a private placement on September 26, 2006. Please advise us why you believe that you may rely on these exemptions for this private placement in light of the fact that the private placement took place roughly four months after you originally filed this registration statement. Further, tell us why your continued offering of the convertible notes after you filed this registration statement does not call into question the Section 4(2) or Rule 506 exemption relied upon for your other convertible note offerings. Refer to the Division of Corporation Finance Telephone Interpretation 3S(b) (March 1999 Supplement).

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief